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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49568

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Octavus, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 School Avenue, Fourth Floor
(No. and Street)

Excelsior (City) Minnesota (State) 55331 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Kinzie 952-767-2920
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Kinzie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Octavus, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DONNA GERHARDSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/13

Signature

C.E.O
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page(s)
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of income	3
Statement of changes in member's equity	4
Statement of cash flows	5
Notes to financial statements	6 - 7
INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION	8
Computation of net capital	9
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	10 - 11

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Governors
Octavus, LLC
Excelsior, Minnesota

We have audited the accompanying statement of financial condition of Octavus, LLC, a wholly-owned subsidiary, as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Octavus, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 24, 2012

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

OCTAVUS, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS	
Cash and cash equivalents	$ 50,723
Accounts receivable ($18,222 not allowable for net capital)	385,169
Prepaid expenses	11,033
Advanced commissions	104,550
Property and equipment, net of accumulated depreciation of $1,055	1,247
	$ 552,722
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 13,079
Commission payable	182,781
Total Liabilities	195,860
Member's Equity	356,862
	$ 552,722

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF INCOME
Year Ended December 31, 2011

COMMISSIONS EARNED		$3,520,712
EXPENSES		
Employee compensation and benefits	$2,775,235	
Occupancy	41,631	
Regulatory costs and professional services	38,295	
Other expenses	552,906	3,408,067
NET INCOME		$ 112,645

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2011

	Member's	
	Units	Equity
BALANCE – DECEMBER 31, 2010	200	$ 244,217
Net income	-	112,645
BALANCE – DECEMBER 31, 2011	200	$ 356,862

See notes to financial statements.

OCTAVUS, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2011

OPERATING ACTIVITIES		
Net income		$ 112,645
Adjustment to reconcile net income to net cash used by operating activities:		
Depreciation	$ 460	
Changes in operating assets and liabilities:		
Accounts receivable	(203,205)	
Prepaid expenses	(1,214)	
Advanced commission	(104,550)	
Accounts payable and accrued expenses	2,633	
Commission payable	106,150	(199,726)
Net cash used by operating activities		(87,081)
INVESTING ACTIVITY		
Payment received from Parent		9,110
NET DECREASE IN CASH AND CASH EQUIVALENTS		(77,971)
CASH AND CASH EQUIVALENTS		
Beginning of year		128,694
End of year		$ 50,723

See notes to financial statements.

OCTAVUS, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Octavus, LLC (the Company) is a securities broker/dealer registered with the Securities and Exchange Commission and regulated by the Financial Industry Regulatory Authority and the National Futures Association (NFA). The Company acts as a wholesaler of alternative investments. The Company is a wholly-owned subsidiary of Octavus Group, LLC (Parent).

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable

The receivable represents amounts due for monthly and quarterly fees from clients. Management anticipates the receivable balance is fully collectible. Therefore, no allowance was established at December 31, 2011.

Revenue Recognition

Commissions are recognized as earned.

Income Taxes

No provision for income taxes is presented in these financial statements as income or loss is includable in the member's income tax return.

Accounting principles generally accepted in the United States of America requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2008.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over five years, the estimated useful life of the assets.

2. Net Capital Requirement –

As a NFA member, the Company is required to maintain net capital (as defined in U.S. Commodity Futures Trading Commission Regulation 1.17) equal to or in excess of the greater of $45,000; or the amount of net capital required by Rule 15c3-1(a) of the Securities and Exchange Commission. That rule requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2011, net capital was $221,810, which exceeded the minimum net capital requirement by $176,810. Aggregate indebtedness was $195,860 at December 31, 2011, resulting in a ratio of aggregate indebtedness to net capital of .88 to 1.

The Company operates under the provisions of section (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the rule.

3. Operating Lease –

The Company operates in space leased by the Parent. The Company's rent expense was $41,631. The Parent's lease expires October 31, 2013.

4. Related Party –

The Parent through its wholly-owned subsidiary LoCorr Management, LLC, a registered investment advisor, provides advisory services to LoCorr Investment Trust. The Parent also has a minority investment in LoCorr Investment Trust. The Company earned commissions of $1,880,867 related to sales of investments in funds of the LoCorr Investment Trust for the year ended December 31, 2011. The Company is required to advance commissions related to such sales. The advanced commissions are repaid during the twelve months following the sale and are subject to changes based on the fund performance. The Company believes the advanced commissions of $104,550 at December 31, 2011 are fully collectible.

5. Concentrations –

The Company earned approximately 34% of its commission income and had 33% of its accounts receivable from LoCorr Investment Trust as of and for the year ended December 31, 2011. The Company also earned 59% of its commission income and had 60% of its accounts receivable from another client as of and for the year ended December 31, 2011.

6. Subsequent Events –

Management has evaluated subsequent events through February 24, 2012, the date at which the financial statements were available to be issued.

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Governors
Octavus, LLC
Excelsior, Minnesota

We have audited the financial statements of Octavus, LLC, a wholly-owned subsidiary, as of and for the year ended December 31, 2011, and have issued our report thereon dated February 24, 2012, which contained an unqualified opinion on those financial statements. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained on page 9 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 24, 2012

OCTAVUS, LLC

COMPUTATION OF NET CAPITAL
December 31, 2011

NET CAPITAL	
Member's equity	$ 356,862
Deductions for nonallowable assets:	
Accounts receivable	(18,222)
Prepaid expenses	(11,033)
Advance commissions	(104,550)
Property and equipment, net	(1,247)
NET CAPITAL	$ 221,810
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 221,810
Minimum net capital required	45,000
Excess net capital	$ 176,810
AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition	$ 195,860
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.88 to 1
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2011	
Net capital as reported by the Company	$ 198,472
Audit adjustments:	
Increase commissions receivable	15,018
Decrease accounts payable	8,321
Rounding	(1)
Net Capital	$ 221,810

See independent auditor's report on supplementary information.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Governors
Octavus, LLC
Excelsior, Minnesota

In planning and performing our audit of the financial statements of Octavus, LLC (Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP
Minneapolis, Minnesota

February 24, 2012

Lurie Besikof Lapidus
& Company, LLP

OCTAVUS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011

OCTAVUS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2011



DFPG Investments, Inc.
406 W. South Jordan Pkwy. #240
South Jordan, Utah 84095
t: 801.838.9999 / f: 801.838.9988
www.dfpg.com

VIA OVERNIGHT CARRIER
USPS EI 523909464 US


SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH, D.C.
196
SECTION

February 28, 2012

U.S. Securities and Exchange Commission
Division of Market Regulation
100 F Street, NE
Washington, DC 20549

RE: Supplemental SIPC Report

Dear Sir or Madam,

Enclosed please find an originally signed copy of our SIPC -- 7 General Assessment Reconciliation Report to supplement the filing our 2011 Annual Audit Report which was submitted to your offices, yesterday, February 28, 2012 via Federal Express 798105696040.

Please note that our past payments were made as follows;

10-18-11	Form SIPC 6	47.06	SIPC	PO Box 92185, Washington, DC 20090
02-10-12	Form SIPC 7	479.00	SIPC	PO Box 92185, Washington, DC 20090

For you reference, we have also attached our Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

If you have any questions regarding this submission please feel free to contact me directly at 303-904-9614 or by email at cbadalamenti@dfpg.com.

Sincerely,

C Badalamenti

Charles R. Badalamenti
CCO / FINOP
DFPG Investments, Inc.
Member FINRA / SIPC

SEC File No. 8-68730 FINRA CRD No. 155576

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended DECEMBER, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DFPG INVESTMENTS, INC.
406 W. South Jordan Pkwy, Suite 240
South Jordan, UT 84095
FINRA
8-068730
DECEMBER

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SEC MAIL PROCESSING RECEIVED FEB 29 2012 WASH. D.C. 196 SECTION

2. A.	General Assessment (item 2e from page 2)	$ 524-
B.	Less payment made with SIPC-6 filed (exclude interest) OCTOBER 18, 2011 Date Paid	(45-)
C.	Less prior overpayment applied	(0-)
D.	Assessment balance due or (overpayment)	479-
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	0-
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 479-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 479-

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DFPG INVESTMENTS, INC.
(Name of Corporation, Partnership or other organization)

[signature] 2/10/12
(Authorized Signature)

CFO/CCO
(Title)

Dated the 10TH day of FEBRUARY, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

[signature]

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 1, 20 11
and ending DEC 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 507,013 –

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0 –

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 297,314 –

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 0 –

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 0 –

Enter the greater of line (i) or (ii) — 0 –

Total deductions — 297,314 –

2d. SIPC Net Operating Revenues — $ 209,699 –

2e. General Assessment @ .0025 — $ 524 –

(to page 1, line 2.A.)


SIPC-6

(34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending December 31, 2011

SIPC-6

(34-REV 7/10)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

DFPG Investments, Inc.
406 W. South Jordan Pkwy, Suite 240
South Jordan, UT 84095
FINRA
8-068730
December

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles R. Badalamenti 303-904-9614

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$45.11
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(0)
	2. Assessment balance due	45.11
B.	Interest computed on late payment (see instruction E) for 79 days at 20% per annum	01.95
C.	Total assessment and interest due	$47.06
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above) $ 47.06	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 18th day of October, 2011.

DFPG Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature] 10/18/11
(Authorized Signature)

CFO / CCO
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 11
and ending June 30, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 18043.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income — $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) — $______

Enter the greater of line (i) or (ii) ______

Total deductions — 0

2d. SIPC Net Operating Revenues — $ 18043.00

2e. General Assessment @ .0025 — $ 45.11

(to page 1, line 2.A.)



Certified Public Accountants (a professional corporation)
1785 West Printers Row Salt Lake City, Utah 84119 (801) 972-4800 Fax (801) 972-8941

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of DFPG Investments, Inc.
406 West South Jordan Parkway, Suite 240
South Jordan, Utah 84095

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by DFPG Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating DFPG Investments, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). DFPG Investments, Inc.'s management is responsible for the DFPG Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting the following difference:
   a) The amounts reported in the audited statement of operations include $1,842 of expenses incurred by the Company during the time period January 1, 2011 through May 24, 2011, which was prior to the Company registering as a broker dealer and prior to the filing of their first unaudited X-17A-5 Part II FOCUS report.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Salt Lake City, Utah
February 23, 2012